Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Decent Holding Inc.
4th Floor & 5th Floor North Zone
Dingxin Building, No. 106 Aokema Avenue
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

FORM OF PROXY CARD

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting on
 May 9, 2025, at 9 A.M., Beijing Time
(May 8, 2025, at 9 P.M., Eastern Time)

The undersigned hereby appoints Mr. Haicheng Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Decent Holding Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2, and 3.

Item 1

By an ordinary resolution, to change the authorized share capital of US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each (“Ordinary Shares”) by

(i)	re-classifying all 16,250,000 Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)	re-designating 5,000,000 Ordinary Shares issued and outstanding into 5,000,000 class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)	re-designating the 483,750,000 remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

(the “Re-designations”)

Upon the Re-designations, the authorised share capital of the Company is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of (i) 495,000,000 Class A Ordinary Shares, and (ii) 5,000,000 Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 2

By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 3

Proposal Three	By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re- designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification, Repurchase and Issuance
Decent Limited	13,026,000 Ordinary Shares	13,026,000Class A Ordinary Shares	8,026,000 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: _____________, 2025

_______________________________________________
Signature

__________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Transhare Corporation
17755 North US Highway 19 Suite 140
Clearwater, FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to (303) 662-1112.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/decent